SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 3 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 754

B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER LLP
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2003

              Equity Dividend Covered Call Portfolio Series
                                 FT 754

FT 754 is a series of a unit investment trust, the FT Series. FT 754 consists of a single portfolio known as Equity Dividend Covered Call Portfolio Series (the "Trust"). The Trust invests in a portfolio of common stocks ("Equity Securities") and U.S. Treasury securities ("Treasury Obligations"). The Equity Securities will be subject to Long Term Equity Anticipation Securities ("LEAPS(R)" or "Covered Call Options") which give the option holder the right to buy the Equity Securities from the Trust at a predetermined price on any business day prior to the LEAPS'(R) expiration date, which means you give up any increase in the Equity Security above that price. Collectively, the Equity Securities and Treasury Obligations are referred to as the "Securities." The objective of the Trust is to provide the potential for total return (income and limited capital appreciation).

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                         FIRST TRUST (R)

                         1-800-621-9533

            The date of this prospectus is November __, 2003

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            9
Portfolio                                                9
Risk Factors                                            11
Equity Securities Descriptions                          13
Public Offering                                         14
Distribution of Units                                   16
The Sponsor's Profits                                   17
The Secondary Market                                    18
How We Purchase Units                                   18
Expenses and Charges                                    18
Tax Status                                              19
Retirement Plans                                        21
Rights of Unit Holders                                  21
Income and Capital Distributions                        22
Redeeming Your Units                                    22
Removing Securities from the Trust                      23
Amending or Terminating the Indenture                   24
Information on the Sponsor, Trustee and Evaluator       25
Other Information                                       26

                        Summary of Essential Information

              Equity Dividend Covered Call Portfolio Series
                                 FT 754

 At the Opening of Business on the Initial Date of Deposit-November __,
                                  2003

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                                         1/
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (1)                                       $ 9.900
     Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
         (2.980% exclusive of the deferred sales charge and creation and development fee) (2)             $  .295
     Less Deferred Sales Charge per Unit                                                                  $(.145)
     Less Creation and Development Fee per Unit                                                           $(.050)
     Public Offering Price per Unit (3)                                                                   $ 10.00
Sponsor's Initial Repurchase Price per Unit (4)                                                           $ 9.755
Redemption Price per Unit (based on the bid side evaluation of the Treasury Obligations and
    the aggregate underlying value of the Equity Securities, less the deferred sales charge) (4)          $ 9.755
Estimated Net Annual Distribution per Unit for the first year (5)                                         $
Cash CUSIP Number
Reinvestment CUSIP Number (5)
Fee Accounts Cash CUSIP Number
Fee Accounts Reinvestment CUSIP Number (5)
Security Code
Ticker Symbol


First Settlement Date                   November __, 2003
Mandatory Termination Date (6)          January __, 2005
Income Distribution Record Date         Fifteenth day of each June and December, commencing December 15, 2003.
Income Distribution Date (5)            Last day of each June and December, commencing December 31, 2003.

______________

(1) Each listed Equity Security is valued at its last closing sale price, which has been reduced by the value of the LEAPS(R). Each Treasury Obligation is valued at its last offering price. If an Equity Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. LEAPS(R) are valued at their last closing sale price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(2) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(3) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Equity Securities. After this date, a pro rata share of any accumulated dividends on the Equity Securities will be included. In calculating the price of a Unit, the value of the Equity Securities is reduced by the value of the LEAPS(R) on ________, 2003 as determined by the Evaluator.

(4) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(5) The estimated net annual distribution for subsequent years, $    per
Unit, is expected to be less than that set forth above for the first year because a portion of the Securities included in the Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distribution you will receive will vary from that set forth above with changes in the Trust's fees and expenses, in dividends and interest received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." In addition, the actual net annual distributions you receive will be reduced to the extent Securities are called pursuant to the LEAPS(R) prior to the Trust's termination. See "Risk Factors." All Unit holders of record on December 15, 2003 will receive the initial distribution in cash. Thereafter, commencing with the June 30, 2004 distribution, Unit holders who have so requested will have their distributions reinvested into additional Units of the Trust. Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(6) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 14 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.45%(b)      $.145
Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                    _______       _______
Maximum Sales Charges (including creation and development fee)                                      2.95%         $.295
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        %(d)          $
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              %             $
Trustee's fee and other operating expenses                                                          %(f)          $
                                                                                                    _______       _______
Total                                                                                               %             $
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         14 Months
__________     __________
$              $

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing February 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 30 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 754

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 754, comprising Equity Dividend Covered Call Portfolio Series (the "Trust"), as of the opening of business on November __, 2003 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on November __, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 754, comprising Equity Dividend Covered Call Portfolio Series, at the opening of business on November __, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois
November __, 2003

                             Statement of Net Assets

              Equity Dividend Covered Call Portfolio Series
                                 FT 754

 At the Opening of Business on the Initial Date of Deposit-November __,
                                  2003

                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $
Accrued interest on underlying Treasury Obligations (2) (3)
Less liability for LEAPS(R) (call options written) (1)
Less liability for reimbursement to Sponsor for organization costs (4)                                     (   )
Less liability for deferred sales charge (5)                                                               (   )
Less liability for creation and development fee (6)                                                        (   )
                                                                                                         ________
Net assets                                                                                               $
                                                                                                         ========
Units outstanding
Net asset value per Unit (7)                                                                             $
                                                   ANALYSIS OF NET ASSETS
Cost to investors (8)                                                                                    $
Less maximum sales charge (8)                                                                              (   )
Less estimated reimbursement to Sponsor for organization costs (4)                                         (   )
                                                                                                         ________
Net assets                                                                                               $
                                                                                                         ========

_____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value, less the value of the LEAPS(R) on the Equity Securities.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank of
which $    will be allocated to the Trust, has been deposited with the
Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts ($_______), accrued interest to the Initial Date of Deposit ($______) and accrued interest from the Initial Date of Deposit to the expected dates of delivery of the Treasury Obligation.

(3) The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trust. These costs have been estimated at $    per
Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust. The Securities were deposited at prices equal to their market value as determined by the Evaluator, which value has been reduced to reflect the Trust's obligation under the LEAPS(R).

(5) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on February 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through April 20, 2004. If Unit holders redeem Units before April 20, 2004, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(6) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(7) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(8) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price per Unit (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

              Equity Dividend Covered Call Portfolio Series
                                 FT 754

 At the Opening of Business on the Initial Date of Deposit-November __, 2003


                                                                                                               Cost of    Current
                                                   Percentage                                                  Securities Annual
Number                                             of Aggregate Market    Market                 Cost of       less Value Dividend
of       Ticker Symbol and                         Offering     Value     Value per    Value of  Securities to of the     per
Shares   Name of Issuer of Equity Securities (1)   Price        per Share LEAPS(R) (2) LEAPS(R)  the Trust (3) LEAPS(R)   Share (4)
_______  _______________________________________   ________     _______   ____________ _______   ____________  ________   __________
         MO    Altria Group, Inc.                     %         $         $            $         $             $          $
               (purchase right at: _____ per share)
         T     AT&T Corp.                             %
               (purchase right at: _____ per share)
         BAC   Bank of America Corporation            %
               (purchase right at: _____ per share)
         BLS   BellSouth Corporation                  %
               (purchase right at: _____ per share)
         BMY   Bristol-Myers Squibb Company           %
               (purchase right at: _____ per share)
         DD    E.I. du Pont de Nemours and Company    %
               (purchase right at: _____ per share)
         GM    General Motors Corporation             %
               (purchase right at: _____ per share)
         MRK   Merck & Co., Inc.                      %
               (purchase right at: _____ per share)
         PFE   Pfizer Inc.                            %
               (purchase right at: _____ per share)
         RD    Royal Dutch Petroleum Company (5)      %
               (purchase right at: _____ per share)
         VZ    Verizon Communications Inc.            %
               (purchase right at: _____ per share)
         WM    Washington Mutual, Inc.                %
               (purchase right at: _____ per share)
                                                     ___                                       ___           ___
                          Total Equity Securities     %                                        $             $
                                                     ===                                       ===           ===

Maturity  Name of Issuer and Title of
Value     Treasury Obligation (1)
________  ________________________________
$         U.S. Treasury Notes, ___%,
          maturing ________, 20__                      %        N.A.      N.A.          N.A.   $             $             N.A.

                             Total Investments     100.00%                                     $             $
                                                   =======
______________

See "Notes to Schedule of Investments" on page 8.


Page 7


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on November __, 2003. Such purchase contracts are expected to settle within three business days. The Trust has a Mandatory Termination Date of January __, 2005.

(2) The LEAPS(R) can be exercised on any business day prior to their expiration on ________, 2005.

(3) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Equity Securities less the value of the LEAPS(R), the ask prices of the over-the-counter traded Equity Securities less the value of the LEAPS(R), and the offering side price of the Treasury Obligations at the Evaluation Time on the business day preceding the Initial Date of Deposit). The offering side price of the Treasury Obligations is greater than the bid side price of the Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The Evaluator valued the LEAPS(R) at their last closing sale price on ________, 20__. In calculating the price of a Unit, the value of the Equity Securities are reduced by the value of the LEAPS(R) on ________, 20__, as determined by the Evaluator. The value of the Securities, based on the bid side price of the Treasury Obligations, the value of the Equity Securities and the value of the LEAPS(R), is $_______. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and
the cost of the Securities to the Trust) are $    and $   , respectively.

(4) Current Annual Dividend per Share for each Equity Security was annualized based on the latest quarterly or semi-annual dividend declared by an issuer. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 754, consists of a single portfolio known as Equity Dividend Covered Call Portfolio Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of U.S. Treasury obligations and common stocks (which common stocks are subject to the LEAPS(R)) with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units"). Because the Equity Securities held by the Trust are subject to the LEAPS(R), the Equity Securities' upside potential will be limited. The Securities were deposited at prices equal to their market value as determined by the Evaluator, which value has been reduced to reflect the Trust's obligation under the LEAPS(R).

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. Any additional Equity Securities deposited will be subject to the LEAPS(R) with the same terms as the LEAPS(R) initially deposited. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in the "Schedule of Investments"), and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be called pursuant to the LEAPS(R) or periodically sold under certain circumstances, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Equity Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objectives.

The objective of the Equity Dividend Covered Call Portfolio Series is to provide investors with the potential for total return (income and limited capital appreciation).

Many income investors find the current environment challenging and are looking for alternatives for the income portion of their portfolios. There are many different approaches to developing a portfolio that provides income potential, and this investment has been developed to meet this challenge.

For investors considering equity income alternatives, this portfolio is designed with the objective of providing the potential for income as well as limited capital appreciation. The Trust will write call options on the Equity Securities, and use the premiums received from the call options to purchase U.S. Treasury Notes.

This product may appeal to investors who are seeking income as part of their financial plan.

Each Equity Security is subject to a contractual right, in the form of LEAPS(R), which gives the holder of the LEAPS(R) (the "Holder") the right to buy the Equity Security at a predetermined price (the "Exercise Price") on any business day prior to the expiration of the LEAPS(R). Each LEAPS(R) will be issued by The Options Clearing Corporation ("OCC") in the form of an American style option, which means that they are exercisable at the Exercise Price on any business day prior to its expiration date. The expiration date for each of the LEAPS(R) included in the Trust is ________, 2005. On the Initial Date of Deposit, the Exercise Price of the LEAPS(R) is equal to approximately ___% of the closing market price on that date the Equity Securities deposited in the Trust.

Key Features.

Covered call option writing generates immediate premium income (which will be invested in U.S. Treasury Notes). The premium income generated by selling the call options provides a cushion against downturns in the market; of course, it is limited to the amount of the premium income.

The dividend income generated by the Equity Securities and the interest received by the U.S. Treasury Notes is designed to provide an income stream to the investor.

The stocks selected will be companies with long histories of paying dividends at a greater rate than other companies in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). There is, however, no assurance that the companies selected for the portfolio will declare dividends in the future or that, if declared, will either remain at current levels or increase over time. Nor is there any assurance that the Equity Securities will not be called prior to the Trust's termination, thereby reducing the amount of distributions paid to investors.

Market Scenarios.

This Trust is designed with the objective of seeking income plus limited capital appreciation. Here is how this investment could work under three scenarios:

- Stock price increases above the exercise price: The covered call option is exercised and the underlying stock shares are sold at the call's strike price. Profits are limited to the premium received on the call plus the profit made from the difference between the stock's price at initiation and the call strike price, as well as dividends received from the stocks prior to their sale by the Trust, plus interest received from the U.S. Treasury Notes. Investors will forego any dividend paid on the stocks subsequent to their sale by the Trust.

- Stock price remains stable: The covered call option expires worthless and the Trust still owns the stock shares. Profits are limited to the premium received on the call, plus dividends from the stocks, as well as interest received from the U.S. Treasury Notes.

- Stock price decreases: The covered call option expires worthless and the Trust still owns the stock shares. The breakeven on the stock is lowered by the premium received on the call, in addition to the dividends received from the stocks and, again, interest received from the U.S. Treasury Notes.

Strategy. The strategy followed by the Trust is a covered call writing strategy. A writer of a covered call sells call options against stock currently held by the writer. The writer of a call option receives a cash premium for selling the call but is obligated to sell the stock at the Exercise Price, if the option is exercised. The payor of the option premium, the Right Holder, has the right, but not the obligation, to purchase the stock at the Exercise Price on any business day prior to the LEAPS(R) expiration date. The option writer gives up any increase in the stock above the Exercise Price. This strategy is appropriate for an investor who is willing to limit the upside potential on the stock in return for receiving the option premium.

On or before the Initial Date of Deposit, the Sponsor entered into contracts to buy the Equity Securities. The Sponsor then wrote LEAPS(R) on each of the Equity Securities and received an option premium therefore. Using the option premium proceeds, the Sponsor entered into contracts to buy the Treasury Obligations. On the Initial Date of Deposit, the Sponsor deposited the Equity Securities subject to the LEAPS(R) and the Treasury Obligations with the Trustee on behalf of the Trust. At such time the Sponsor also assigned the LEAPS(R) to the Trust, giving the Right Holders the right to purchase Equity Securities from the Trust.

Each LEAPS(R) will give the Right Holder the right (but not the obligation) to purchase Equity Securities from the Trust at the Exercise Price on any business day prior to the LEAPS'(R) expiration. The Exercise Price for an Equity Security held by the Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made by the issuers of the Equity Securities to Unit holders before the LEAPS'(R) expiration triggered by certain corporate events affecting such Equity Security. See "Risk Factors-LEAPS(R)."

In calculating the net asset value of a Unit, the price of each Equity Security is reduced by the value of its corresponding LEAPS(R). (For example, if a stock has a value of $100 per share and the LEAPS(R) is valued at $10 per share the stock will be valued at $90 per share).

The capital appreciation on the Equity Securities held by the Trust is limited to a maximum of approximately __% because of the obligation of the Trust to the Right Holder with respect to each of the Equity Securities entitling the Right Holder to purchase the Equity Securities at the Exercise Price. The LEAPS(R) limit your upside potential in the Equity Securities to an amount equal to the Exercise Price. However, as the option premium received in return for issuing the LEAPS(R) was used to purchase Treasury Obligations, you will receive interest from the Treasury Obligations during the life of the Trust and the your pro rata portion of the principal from the Treasury Obligations at the Trust's maturity.

If the market price of an Equity Security held by the Trust is greater than its Exercise Price, the Trust will not participate in any appreciation in that Equity Security above the Exercise Price because it is expected that the holder of the related LEAPS(R) will exercise its right to purchase that Equity Security from the Trust at the Exercise Price. If the market price of an Equity Security held by the Trust is less than its Exercise Price, it is expected that the LEAPS(R) will terminate without being exercised, and the Trust, in connection with its termination, will liquidate or distribute the Equity Security at its then current market value. To the extent particular Equity Securities held by the Trust decline in price or fail to appreciate to a price equal to the related Exercise Price, the Trust will not achieve its maximum potential appreciation.

The Treasury Obligations included in the Trust are non-callable debt obligations that are issued by and backed by the full faith and credit of the U.S. Government, although Units of the Trust are not so backed. Additionally, the U.S. Government assures the timely payment of principal and interest on the underlying Treasury Obligations in the Trust. Of course, this applies only to the payment of principal and interest on the Treasury Obligations and not the Units themselves.

You should be aware that predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in Treasury Obligations and Equity Securities subject to LEAPS(R). The value of the Trust's Units will fluctuate with changes in the value of the Treasury Obligations, Equity Securities and LEAPS(R).

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Common Stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

U.S. Treasury Obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the Initial Date of Deposit at prices of less than their par value at maturity, indicating a market discount. Other Treasury Obligations may have been purchased on the Initial Date of Deposit at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

LEAPS(R). The value of the LEAPS(R) may be adversely affected if the market for LEAPS(R) becomes less liquid or smaller. If this occurs, there will likely be a negative impact on the value of your Units. Although you may redeem your Units at any time, if you redeem before the LEAPS(R) are exercised, the value of your Units may be adversely affected by the value of the LEAPS(R). However, if LEAPS(R) are not exercised and you hold your Units until the scheduled Termination Date, the LEAPS(R) will have ceased to exist and the Trust portfolio will consist of only cash or Securities or a combination of each.

If you sell or redeem your Units before the LEAPS(R) are exercised, or if the Trust terminates prior to its scheduled Termination Date and the LEAPS(R) have not been exercised, you may not realize any appreciation in the value of the Equity Securities because even if the Equity Securities appreciate in value, that appreciation may be more than fully, fully or partly offset by an increase in value in the LEAPS(R). The value of the LEAPS(R) is deducted from the value of the Trust assets when determining the value of a Unit. If the Equity Securities decline in price, your loss may be greater than it would be if there were no LEAPS(R) because the value of the LEAPS(R) is a reduction to the value of the Equity Securities when calculating the value of a Unit. An increase in value of the LEAPS(R), an obligation of the Trust to sell or deliver the Equity Securities at the Exercise Price if the LEAPS(R) are exercised by the Holder, will reduce the value of the Equity Securities in the Trust, below the value of the Equity Securities that would otherwise be realizable if the Equity Securities were not subject to the LEAPS(R). You should note that even if the price of an Equity Security does not change, if the value of a LEAPS(R) increases (for example, based on increased volatility of an Equity Security) your Unit will lose value.

The value of the LEAPS(R) reduces the value of your Units. As the value of the LEAPS(R) increases, it has a more negative impact on the value of your Units. The value of the LEAPS(R) will also be affected by changes in the value and dividend rates of the Equity Securities, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the Equity Securities and the remaining time to expiration. Additionally, the value of a LEAPS(R) does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a LEAPS(R) approaches its expiration date, its value increasingly moves with the price of the Equity Security subject to the LEAPS(R).

The Exercise Price for each Equity Security held by the Trust may be adjusted downward before the LEAPS(R) expiration triggered by certain corporate events affecting that Equity Security. A downward adjustment to the Exercise Price will have the effect of reducing the equity appreciation that a Unit holder may receive. If the Exercise Price is adjusted downward and the LEAPS(R) is exercised at the reduced Exercise Price, a Unit Holder would lose money if the value of the Equity Security at the time that the Unit is purchased is greater than the adjusted Exercise Price. Adjustments will be made to the Exercise Price of an Equity Security based on adjustments made by the OCC to options on that security. The OCC generally does not adjust option strike prices to reflect ordinary dividends but may adjust option strike prices to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events.

If the value of the underlying Equity Securities exceeds the Exercise Price of the LEAPS(R), it is likely that the Holder will exercise their right to purchase the Equity Security subject to the LEAPS(R) from the Trust. As the LEAPS(R) may be exercised on any business day prior to their expiration, Equity Securities may be sold to the Holders of the LEAPS(R) prior to the termination of the Trust. If this occurs, distributions from the Trust will be reduced by the amount of the dividends which would have been paid by Equity Securities sold from the Trust. As discussed in "Tax Matters," the sale of Equity Securities from the Trust will likely result in capital gains to Unit holders, which may be short-term depending on the holding period of the Equity Securities. In addition, the sale of Equity Securities may, in certain circumstances, result in the early termination of the Trust.

Distributions. There is no guarantee that the issuers of the Equity Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. In addition, there is no guarantee that U.S. Government will be able to satisfy its interest payment obligations to the Trust over the life of the Trust.

Foreign Stocks. One of the Securities is issued by a foreign company which makes the Trust riskier than if it invested solely in domestic common stocks. This Securities is directly listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. Litigation regarding any of the issuers of the Equity Securities, such as that concerning Altria Group, Inc., or the industries represented in the Trust, may negatively impact the share prices of these Equity Securities. In addition, litigation may be initiated on a variety of grounds affecting the Treasury Obligations. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. One of the Securities in the Trust is issued by a foreign company, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. This Security is directly listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

              Equity Securities Descriptions

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate offering side evaluation of the Treasury Obligations;

- The aggregate underlying value of the Equity Securities, less the value of the LEAPS(R);

-  The amount of any cash in the Income and Capital Accounts;

- Net interest accrued but unpaid on the Treasury Obligations after the First Settlement Date to the date of settlement;

-  Dividends receivable on Equity Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and LEAPS(R) and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to, or decision not to, purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell LEAPS(R).

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Treasury Obligations generally is paid semi-annually, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest included in your purchase price on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (2.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales charge and creation and development fee (initially equal to $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from February 20, 2004 through April 20, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.45% of the Public Offering Price per Unit (equivalent to 2.512% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent November 30, commencing November 30, 2004, to a minimum transactional sales charge of ____%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

                                          Your maximum
 If you invest                            sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.70%
$100 but less than $150                   2.45%
$150 but less than $500                   2.10%
$500 but less than $1,000                 1.95%
$1,000 or more                            1.20%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trust or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule


Page 16


amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Treasury Obligations will be determined on the basis of current offering prices.

The aggregate underlying value of the Equity Securities in the Trust, and their corresponding LEAPS(R), will be determined as follows: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, or the Chicago Board of Options Exchange ("CBOE") (in the case of LEAPS(R)), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Sale Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Equity Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices and the offer price of the LEAPS(R) on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). In the event the Evaluator determines that the last quoted CBOE closing price does not reflect the market value of the LEAPS(R), the Evaluator may determine the fair value by considering various factors including the range of prices of transactions effected at the Evaluation Time. If current ask prices are unavailable, the valuation of the Equity Securities is generally determined:

a) On the basis of current ask prices for comparable equity securities;

b) By appraising the value of the Equity Securities on the ask side of the market; or

c) By any combination of the above.

The value of the Equity Securities and the value of the LEAPS(R) have an interrelated effect on the value of a Unit. The value of the LEAPS(R) will be affected by the value of the Equity Securities, the volatility of the Equity Securities, the remaining time to the expiration of the LEAPS(R), the level of interest rates and the dividend yields on the Equity Securities.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask or offer prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.25% of the sales price of these Units (0.50% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

 Total Sales                        Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $3                   0.05%
$3 but less than $5                   0.10%
$5 or more                            0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. In addition, dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the securities represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and securities included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss. (See Note 2 of "Notes to Schedule of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit. The Sponsor does not in any way guarantee the enforceability, marketability or price of any Securities in the Trust or of the Units.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also chargeable to the Trust.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. We cannot guarantee that the distributions received by the Trust will be sufficient to meet any or all expenses of such Trust. If there is not enough cash in the Income or Capital Account of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Assets of the Trust.

The Trust will hold one or more of the following: (i) U.S. Treasury bonds (the "Treasury Obligations") and (ii) stock in domestic and foreign corporations (the "Equity Securities"). All of the assets held by the Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Equity Securities constitute equity for federal income tax purposes. Each Equity Security held in the Trust is subject to a contractual right (the "Call Option") which gives the holder of the Call Option (the "Right Holder") the right to buy the Stock from the Trustee at a predetermined price (the "Exercise Price") on any business day prior to the expiration of the Call Option. Upon creation of the Trust, the Sponsor received a premium in exchange for writing such Call Option (the "Call Premium").

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends, interest, and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction, subject to the rules discussed under "Call Option" below. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges plus your pro rata portion of the Call Premium (or, if you purchase your Unit after the Trust's creation, a pro rata portion of the fair market value of the Call Option), among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accrual of original issue discount, as discussed below, or certain dividends that exceed a corporation's accumulated earnings and profits).

Call Option.

As a Unit owner, you will be treated as having assumed the obligations under the Call Option with respect to the portion of the Call Option that relates to your pro rata portion of the Equity Securities. As consideration for this assumption, you will be deemed to have received a pro rata portion of the Call Premium (or, if you purchase your Unit after the Trust's creation, a pro rata portion of the fair market value of the Call Option). However, your pro rata portion of the Call Premium or Call Option value is not currently taxable to you. Rather, the tax treatment of your pro rata portion of the Call Premium or Call Option value will depend upon whether the Call Option expires, is exercised or is deemed to be sold.

If the Call Option expires without being exercised, your pro rata portion of the Call Premium or Call Option value will be taxable to you as short term capital gain on the expiration date of the Call Option.

Alternatively, if the Call Option is exercised such that your pro rata portion of the Equity Securities are sold to the Option Holder, your pro rata portion of the Call Premium or Call Option value will be added to the amount you realize on the sale of the Equity Securities for purposes of determining your gain or loss. If you sell your Unit before the Call Option is exercised, you will generally recognize a gain or loss on your pro rata portion of the Call Option equal to your pro rata portion of the Call Premium or Call Option value less the fair market value on the sale date of your pro rata portion of the Call Option. Such gain or loss will be taxable to you as short term capital gain or loss. In addition, if you sell your Unit, you will recognize gain or loss on the deemed sale of the Equity Securities subject to the Call Option equal to the fair market value of your pro rata portion of the Equity Securities deemed to be sold less your tax basis in such pro rata portion of the Equity Securities deemed to be sold.

Taxation of Capital Gains and Dividends.

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by the Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. Under certain circumstances, the existence of the Call Option may affect whether this holding period requirement is satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

Discount, Accrued Interest and Premium.

Some Treasury Obligations may have been sold with original issue discount. This generally means that the Treasury Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Treasury Obligation which was issued with original issue discount must be increased as original issue discount accrues.

Some Treasury Obligations may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Treasury Obligation over the purchase price of the Treasury Obligation (not including unaccrued original issue discount). Market discount can arise based on the price the Trust pays for a Treasury Obligation or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when the Trust receives principal payments on the Treasury Obligation, when the Treasury Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions. "Stripped" U.S. Treasury obligations are subject to the original issue discount rules, rather than being treated as having market discount.

Alternatively, some Treasury Obligations may have been purchased by you or the Trust at a premium. Generally, if the tax basis of your pro rata portion of any Treasury Obligation exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize bond premium. If you make this election, you may reduce your interest income received on the Treasury Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

If the price of your Units includes accrued interest on a Treasury Obligation, you must include the accrued interest in your tax basis in that Treasury Obligation. When the Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Treasury Obligation.

This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Treasury Obligations that were issued with original issue discount.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Trust Assets (an "In-Kind Distribution") at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash.

You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share of the Trust Asset.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts

- Keogh Plans

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units, you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends or interest received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income
Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends and interest received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated you will receive a pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes and any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. All Unit holders of record on December 15, 2003 will receive the initial distribution in cash. Thereafter, commencing with the June 30, 2004 distribution, Unit holders who have so requested will have their distributions reinvested into additional Units of the Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities to make funds available for redemption. The Trustee will either sell Securities to a purchaser subject to the LEAPS(R) or purchase the LEAPS(R) which will cancel it and then sell the underlying Securities. Because of the minimum amounts in which the LEAPS(R) must be traded, the proceeds of Securities sold subject to their LEAPS(R) may exceed the amount required at the time to redeem Units. These excess proceeds will be distributed to Unit holders. If Securities are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

If the NYSE is closed (other than customary weekend and holiday closings);

If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust;

3. dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and

4. accrued interest on the Treasury Obligations; and

deducting

1. the value of the LEAPS(R);

2. any applicable taxes or governmental charges that need to be paid out of the Trust;

3. any amounts owed to the Trustee for its advances;

4. estimated accrued expenses of the Trust, if any;

5. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of an Equity Security in certain limited circumstances, including situations in which:

- The issuer of an Equity Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting an Equity Security;

- The issuer of an Equity Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of such Equity Security;

- The issuer has defaulted on the payment on any other of its outstanding obligations;

- There has been a public tender offer made for an Equity Security or a merger or acquisition is announced affecting an Equity Security, and that in our opinion the sale or tender of the Equity Security is in the best interest of Unit holders; or

- The price of the Equity Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Equity Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than 20% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period (the "Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds.

Unless terminated earlier, the Trustee will begin to sell Equity Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Equity Securities. Because the Trustee must sell the Equity Securities within a relatively short period of time, the sale of the Equity Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

The scheduled Mandatory Termination Date will be subsequent to the expiration date of the LEAPS(R). If the LEAPS(R) are exercised prior to their expiration, the Trust will receive cash; if the LEAPS(R) are not exercised, the Trust will continue to hold the Equity Securities in the Portfolio. If the Trust is terminated early, the Trustee will either (a) sell the Securities subject to the LEAPS(R); or (b) enter into a closing purchase transaction as a result of which the LEAPS(R) will be canceled and then sell the underlying Securities.

At termination, if you own at least 2,500 Units of the Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. If you elect the In-Kind Distribution option you will receive your pro rata number of whole shares of the Equity Securities that make up the portfolio, and cash from the Capital Account equal to the value of the cash received from the Equity Securities sold to satisfy the LEAPS(R), the Treasury Obligations and fractional shares of Equity Securities to which you are entitled. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

This page is intentionally left blank.



Page 27


                             First Trust(R)

              Equity Dividend Covered Call Portfolio Series

                                 FT 754

                                Sponsor:


                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

This prospectus contains information relating to Equity Dividend Covered Call Portfolio Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-   Securities Act of 1933 (file no. 333-108154) and

-   Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                              Commission at
                             1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                            November __, 2003

         PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 28


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 754 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated November __, 2003. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Tobacco Industry                                            2

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since one of the Securities included in the Trust consists of the securities of a foreign issuer, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to


Page 1


the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris will actually be forced to post is in dispute. Philip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Page 2



                           MEMORANDUM

                           Re:  FT 754

     The only difference of consequence (except as described below) between FT 764, which is the current fund, and FT 754, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 764 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.



               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          First Trust Portfolios, L.P. is covered by a Broker's
          Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits



                               S-1

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 754 has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 12, 2003.

                           FT 754
                                     (Registrant)

                           By:    FIRST TRUST PORTFOLIOS, L.P.
                                     (Depositor)


                           By       Robert M. Porcellino
                                     Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen            Director           )
                          of The Charger     )
                          Corporation, the   )November 12, 2003
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )

Judith M. Van Kampen      Director           )
                          of The Charger     )Robert M. Porcellino
                          Corporation, the   ) Attorney-in-Fact**
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director          )
                          of The Charger     )
                          Corporation, the   )
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )

David G. Wisen            Director           )
                          of The Charger     )
                          Corporation, the   )
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



                               S-4

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities, L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities changed its name to First Trust Portfolios, L.P.

1.1.1* Form  of  Trust  Agreement for FT 754  among  First  Trust
       Portfolios,  L.P., as Depositor, JPMorgan Chase  Bank,  as
       Trustee  and  First Trust Advisors L.P., as Evaluator  and
       Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-5

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       333-76518] filed on behalf of FT 597).







___________________________________
* To be filed by amendment.

                               S-6